

Mail Stop 3561

November 24, 2017

Jeffrey P. Bezos
Chairman and Chief Executive Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

  Re: **Amazon.com, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Response Dated October 26, 2017
      File No. 0-22513

Dear Mr. Bezos:

  We have reviewed your October 26, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales, page 23

1. We note your response to comment 1 and your statement that "growth in overall unit sales has been the primary driver of net sales across the many and expanding product categories and services sold through [y]our website, and [you] have not identified individual drivers within Media or EGM." Given the many product categories and services sold through your website and the continued increase in net sales, which you

attribute primarily to increased unit sales, please disclose whether you have identified individual drivers or trends in any product category with a view to enhancing an understanding of where you are experiencing increases in sales. If increased unit sales are not attributable to any particular product category and are instead reflective of largely uniform increases in unit sales across all of your product categories, please state as much.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Accounting Policies

Technology and Content, page 43

2. We reviewed your response to comment 3. As previously requested, please disclose the total amount of research and development costs charged to expense for each year presented in the consolidated statements of operations as required by ASC 730-10-50-1. In making your determination of what constitutes research and development, please consider the activities typically considered research and development as set forth in ASC 730-10-55-1. In addition, please describe to us in detail the nature of the expenditures that you determined meet the definition of research and development costs and walk us through your reasoning process in your determination of research and development costs to the extent such activities are not encompassed by the examples provided in ASC 730-10-55-1. Please provide a similar narrative to us regarding your determination of research and development activities charged to the AWS segment.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202) 551-6521 or Lilyanna Peyser, Special Counsel at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Shelley Reynolds, Vice President and Worldwide Controller